UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period March 2005______	File No. ___0-49947____

Storm Cat Energy Corp.

(Formerly Toby Ventures Inc.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

News Release dated March 15, 2005

2.

News Release dated March 17, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corp.

(Registrant)

Dated: March 17, 2005	Signed: /s/ Christopher Dyakowski Christopher Dyakowski, Director

- News Release -

Storm Cat Energy Appoints Chief Financial Officer

March 15, 2005 - Storm Cat Energy Corp. (SME– TSX.V) (the “Company”) announces it has appointed Mr. Paul Wiesner, of Denver Colorado, as Chief Financial Officer effective March 16, 2005.

Mr. Wiesner has a strong financial background with more than 20 years experience, 13 of which have been in the oil and gas industry including Anchor Bay and Bear Paw Energy. He is an ambitious professional with proven abilities in executive leadership, project management, financial analysis, teambuilding, and strategic planning. He is also well versed in investor relations and fundraising.

Mr. Wiesner will be responsible for Storm Cat’s international accounting, financial controls and tax functions to ensure the company is positioned to accommodate its rapid global growth. He will also be actively involved in new corporate activities, creating appropriate debt facilities to facilitate the company’s financial growth and will be a key member of Storm Cat’s management team. As part of Mr. Wiesner’s compensation package, Storm Cat will grant to him 100,000 stock options pursuant to its stock option plan having an exercise price of CDN $3.89 and a term of five years.

Mr. Wiesner holds a BA in Economics from Claremont McKenna College where he was one of 10 students selected as a PPE Major. He also holds a MBA from MIT Sloan School of Management. Mr. Wiesner is very active in local charities where he serves on many Boards which have a strong emphasis on helping abused and disadvantaged children.

Storm Cat welcomes Mr. Wiesner and looks forward to having a strong Chief Financial Officer to compliment our existing management team and Board of Directors.

Storm Cat Energy is a growing exploration company focusing on developing unconventional natural gas reserves globally. The company’s primary objective is to create value for its shareholders by applying strong technical expertise to strategies that will unlock substantial natural gas resources in areas where production can be achieved quickly and efficiently.

Storm Cat thanks Chris Dyakowski for his service as the Company’s interim Chief Financial Officer over the past nine months. Mr. Dyakowski will continue to serve the Company both as a director and in his new role as Chief Administrative Officer.

For further information, please contact The Kottmeier Resolution Group, investor relations, at toll free 1-87STORMCAT (1-877-867-6228) or via email info@stormcatenergy.com.

By Order of the Board of Directors

Storm Cat Energy Corporation

“J. Scott Zimmerman”

J. Scott Zimmerman President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

- News Release -

Storm Cat Energy Updates Mongolian Projects

March 17, 2005 - Storm Cat Energy Corp. (SME– TSX.V) (the “Company”) is pleased to provide an update on two of its Natural Gas from Coal exploration projects in Mongolia.

Noyon Project, South Gobi Desert:

As of April 19, 2004, working with the Petroleum Authority of Mongolia, Storm Cat secured a five (5) year Production Sharing Contract on over 12 million acres in the South Gobi Desert which included large scale coal deposits.

Initial exploration efforts primarily comprised drilling of twelve (12) shallow stratigraphic tests, specifically in the Nariin Sukhait region near the northern border of China. Data derived from these tests included the collection of continuous core samples, as well as important coal accumulations exceeding over 41m in total thickness, occurring in as many as 10 separate seams.

Subsequent to these stratigraphic tests, Storm Cat has recently completed four deeper resource evaluation wells on the Noyon project. Three resource evaluation wells are located in the central area of the Noyon license and the fourth test is located well over 100 kms to the east, near the eastern border of this license. The wells confirmed the presence of multiple coal seams as anticipated, and the Company is currently desorbing the coals for gas content. Storm Cat awaits final analysis of desorption tests prior to releasing overall results.

The coals in the Noyon project are of Permian age and are believed to be of similar rank as those found in the prolific San Juan Basin of Colorado and New Mexico. The company enlisted Mr. George Hampton, a consulting geologist with worldwide Coalbed Methane experience, to review the data acquired during this phase of our drilling program and provide a detailed geological evaluation. The Company will then select locations for additional drilling in 2005. Storm Cat anticipates commencement of this next series of drilling to occur July 2005.

Tsaidam Project, Ulaanbaatar Area, Mongolia:

On December 14, 2004, Storm Cat announced entering into an Exploration Contract with the Petroleum Authority of Mongolia, comprising 5,536,893 acres of land, of which over 500,000 acres include geologically mapped coal deposits. Subsequently, on this Tsaidam Project, located in the vicinity of Ulaanbaatar (the capital city of Mongolia), a large coal sample was taken and analyzed for coal rank and adsorption capacity. Storm Cat geologists are pleased to observe that the Tsaidam coal is similar to the Powder River Basin Coals in rank, absorption capacity and depth and with potentially thicker coals. An initial drill program is planned for early June 2005.

Company President Scott Zimmerman noted “Information gathered to date has been encouraging and provides us with increasing confidence in our efforts in Mongolia.”

For further information, please contact The Kottmeier Resolution Group, investor relations, at toll free 1-87STORMCAT (1-877-867-6228) or via email info@stormcatenergy.com .

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.